SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March , 2007

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -Inquiries:

US Press Inquiries:

Magic Software Appoints Eitan Naor as President & CEO

Magic announces new CEO as the next step in its corporate restructuring

OR YEHUDA, ISRAEL; March 20, 2007 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a leading provider of state-of-the-art business integration and development technology, today announced the appointment of Eitan Naor as President and CEO. Naor comes to Magic Software from ECtel Ltd (NASDAQ: ECTX) where he served as president and CEO. He will assume his new position at Magic Software during the next quarter.

With more than 15 years of senior management experience, Naor brings a track record in building and transforming businesses in the enterprise software market. He succeeds David Assia as CEO, though Assia will continue to play a strategic role as Magic Software’s founder and chairman of the board.

In the fourth quarter of 2006, Magic announced a major restructuring plan designed to increase the company's profitability by focusing on the marketing and sales of its flagship products.  The restructuring was followed in January by the appointment of three new members to the company's Board of Directors.  The appointment of the new CEO is a major step in executing the company’s long term strategy and achieving future growth.

David Assia, Chairman of the Board stated, "I am delighted that we have attracted a person of Eitan’s caliber and vision to lead our company through this period of transformation. I strongly believe that his leadership will enable us to achieve our growth and profitability goals.”

Naor commented, "Magic's return to profitability following last year's restructuring, was an important milestone for the company. I am truly excited to have the opportunity to lead Magic to the next level and work closely with the board, management team and employees to achieve our goals."

Guy Bernstein, CEO of Emblaze Group, the controlling shareholder of Magic Software, stated "We are working alongside Magic’s management and are taking important steps towards a true turnaround and a stronger future. David is one of the cornerstones of Magic Software and we thank him for his contribution during this transitional period. We are extremely happy to have Eitan on board. Eitan's performance presents a true promise for Magic going forward. We are all looking forward to working with him in the near future."

As President & Chief Executive Officer of ECtel Ltd. (Nasdaq: ECTX), Naor led ECtel’s restructuring and turnaround plan while establishing ECtel as a market leader, resulting in consecutive revenue growth and improved financials for the last nine quarters.

Prior to his time at ECtel, Naor was acting Division President for the OSS & Order Management System divisions, and previously Vice President of the Customer Care and Billing division of Amdocs Ltd. Prior to Amdocs, Naor held senior management positions at numerous technology firms including Oracle Israel, Hewlett Packard Israel, and SCP Systems. He holds an MBA in strategic management and a BA in business administration and marketing, both conferred magna cum laude.

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) has been a leader in enterprise application development, deployment and integration technology for more than two decades.  The company's service-oriented platform is used by companies worldwide to develop, maintain, and deploy both legacy and new business solutions, while integrating these applications across both internal and external, heterogeneous environments.  Magic Software’s platform-independent methodology lets companies achieve agility by quickly assembling composite applications, allowing programmers to create services and architects and business analysts to orchestrate and reuse these services to enable business processes.   Through partnerships with industry leaders such as IBM and SAP and more than 2500 ISVs worldwide, Magic Software technology is used by more than 1.5 million customers around the globe.

For more information on Magic Software Enterprises and its products and services, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

# # #

Press contacts:

Steven L. Lubetkin
Public Relations Counsel
Magic Software Enterprises Ltd.
slubetkin@magicsoftware.com
+1 856.751.5491 New Jersey
+1 856.625.5502 Cell
+1 267.295.1112 Fax
stevelubetkin Skype

Mary Lou Roberts

Magic Software Corporate Communications

Phone: 215-740-8976

mlroberts@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

         Chairman

Date: March 20 , 200 7